Exhibit 3.1

RESTATED CERTIFICATE OF INCORPORATION

OF

LOOPNET, INC.

FIRST. The name of the Corporation is LoopNet, Inc. (the “Corporation”).

SECOND. The registered agent and registered office of the Corporation is The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801.

THIRD. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended.

FOURTH. The total number of shares of stock which the Corporation is authorized to issue is one thousand (1,000) shares of common stock, par value $0.01 per share.

FIFTH. The board of directors of the Corporation is expressly authorized to adopt, alter, amend or repeal the Bylaws of the Corporation. Unless and to the extent the Bylaws of the Corporation shall so require, the election of directors of the Corporation need not be by written ballot.

SIXTH. To the fullest extent permitted by the General Corporation Law of the State of Delaware, as the General Corporation Law of the State of Delaware may be amended from time to time, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law of the State of Delaware is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of the State of Delaware, as so amended. Any repeal or modification of the foregoing provisions of this Article VI shall not adversely affect any right or protection of a director of the Corporation with respect to any acts or omissions of such director first occurring before such repeal or modification.

SEVENTH. To the fullest extent permitted by applicable law, the Corporation is also authorized to provide indemnification of (and advancement of expenses to) directors and officers (and any other persons to which Delaware law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such directors and officers or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law of the State of Delaware, subject only to limits created by applicable Delaware law (statutory or non-statutory), with respect to actions for breach of duty to a corporation, its stockholders, and others. Any repeal or modification of any of the foregoing provisions of this Article VII shall not adversely affect any right or protection of a director, officer or other person existing at the time of such repeal or modification.